SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                          Denbury Resources Inc.
                             (Name of Issuer)

                               Common Shares
                      (Title of Class of Securities)

                                 24791620
                              (Cusip Number)

                             James J. O'Brien
                        201 Main Street, Suite 2420
                          Fort Worth, Texas 76102
                              (817) 871-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             October 30, 1996
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 8,408,038 shares, which constitutes approximately 40.7% of the 20,663,269 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. All share numbers reported herein (except in Item 6 hereof, unless specifically indicated otherwise) give effect to a one-for-two reverse stock split effected in October, 1996.

1.   Name of Reporting Person:

     TPG Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from Partners

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 7,077,692
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 7,077,692
Person
With
               10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
      Person:

      7,646,050 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares:
                                                            /   /


13. Percent of Class Represented by Amount in Row (11): 37.1% (2)


14. Type of Reporting Person: PN

---------------
(1) Assumes exercise of Warrants (as defined in Item 6) to purchase 568,358 Common Shares.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 20,606,627 Common Shares outstanding.

1.   Name of Reporting Person:

     TPG Parallel I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from Partners

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 705,346
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 705,346
Person
With
               10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
      Person:

      761,988

12. Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares:
                                                            /   /


13. Percent of Class Represented by Amount in Row (11): 3.8% (2)


14. Type of Reporting Person: PN

--------------
(1) Assumes exercise of Warrants (as defined in Item 6) to purchase 56,642 Common Shares.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 20,094,911 Common Shares outstanding.

  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 29, 1995 ("Schedule 13D"), relating to the Common Shares, without par value, of Denbury Resources Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the
Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing restates in its entirety the Reporting Persons' (as hereinafter defined)
Schedule 13D with respect to Denbury Resources Inc.

Item 1.     Security and Issuer.

  Item 1 is hereby restated in its entirety to read as follows:

  This statement relates to Common Shares, without par value (the
"Common Shares"), of Denbury Resources Inc. (formerly Newscope Resources Ltd.) (the "Issuer"). The principal executive offices of the Issuer are located at 17304 Preston Road, Suite 200, Dallas, Texas 75252.

Item 2.     Identity and Background.

  Item 2 is hereby restated in its entirety to read as follows:

  (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
General Rules and Regulations under the Act, this Schedule 13D Statement is hereby filed by TPG Partners, L.P., a Delaware limited partnership ("TPG"), and TPG Parallel I, L.P., a Delaware limited partnership ("Parallel"). TPG and Parallel are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

  (b)-(c)

  TPG is a Delaware limited partnership formed in 1993 to invest in securities of entities to be selected by its general partner. The principal business address of TPG, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG GenPar, L.P. ("GenPar"), the sole general partner of TPG, is set forth below.

  Parallel is a Delaware limited partnership formed in June of 1994 to invest along with TPG in securities of entities to be selected by its general partner. The principal business address of Parallel, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to GenPar, the sole general partner of Parallel, is set forth below.

  GenPar is a Delaware limited partnership, the principal business of which is serving as the sole general partner of each of TPG and Parallel.
The principal business address of GenPar, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG Advisors, Inc. ("Advisors"), the sole general partner of GenPar, is set forth below.

  Advisors is a Delaware corporation, the principal business of which is serving as the sole general partner of GenPar. The principal business address of Advisors, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors are as follows:

                  RESIDENCE OR            PRINCIPAL OCCUPATION
  NAME           BUSINESS ADDRESS            OR EMPLOYMENT

David Bonderman       201 Main Street,         President and Director
                      Suite 2420                 of Advisors
                      Fort Worth, TX 76102

James G. Coulter      201 Main Street,         Vice President and
                      Suite 2420                 Director of Advisors
                      Fort Worth, TX 76102

William S. Price      201 Main Street,         Vice President and
  III                 Suite 2420                 Director of Advisors
                      Fort Worth, TX 76102

James J. O'Brien      201 Main Street,         Vice President,
                      Suite 2420                 Secretary and
                      Fort Worth, TX 76102       Treasurer of Advisors

  (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

  Item 3 is hereby amended and restated in its entirety to read as follows:

Reporting Person Source of Funds               Amount of Funds

TPG              Contributions of Partners     $45,130,406.46(1)

Parallel         Contributions of Partners     $ 4,497,593.54(1)

(1) Such amount does not include funds to be used if the Warrants are exercised as discussed in Item 6 hereof. In the event any such Warrants are exercised, TPG and Parallel anticipate using additional contributions from partners to fund such exercise.

Item 4.  Purpose of Transaction.

  Item 4 is hereby amended and restated in its entirety to read as follows:

  The Reporting Persons intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Reporting Persons may determine to increase or decrease its equity interest in the Issuer by acquiring additional Common Shares or Warrants (or other securities convertible or exercisable into Common Shares) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so. Neither Reporting Person has any present plans or proposals relative to the exercise of Warrants. Any decision with regard to exercise of Warrants will be based on the factors set forth above.

  In addition, the matters set forth in Item 6 hereof hereby are incorporated in this Item 4 by reference as if fully set forth herein.

  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

  Item 5 is hereby amended and restated in its entirety to read as follows:

  (a)  TPG

  The aggregate number of Common Shares that TPG owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,646,050, which constitutes approximately 37.1% of the 20,606,627 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

  Parallel

  The aggregate number of Common Shares that Parallel owns beneficially, pursuant to Rule 13d-3 of the Act, is 761,988, which constitutes approximately 3.8% of the 20,094,911 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

  To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Common Shares.

  (b)  TPG

  Acting through its sole general partner, TPG GenPar, L.P., acting through its sole general partner, TPG Advisors, Inc., TPG has the sole power to vote or direct the vote and to dispose or direct the disposition of 7,077,692 Common Shares.

  Parallel

  Acting through its sole general partner, TPG GenPar, L.P., acting through its sole general partner, TPG Advisors, Inc., Parallel has the sole power to vote or direct the vote and to dispose or direct the disposition of 705,346 Common Shares.

  (c) On November 30, 1996, TPG purchased 727,499 Common Shares from the Company at a price per share of $12.035. In addition, on November 30, 1996, the Issuer converted TPG's Preferred Shares into 2,561,135 Common Shares.

  On November 30, 1996, Parallel purchased 72,501 Common Shares from the Company at a price per share of $12.035. In addition, on November 30, 1996, the Issuer converted Parallel's Preferred Shares into 255,237 Common Shares.

  Except as set forth herein or in the Exhibits filed herewith, to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Common Shares during the past 60 days.

  (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by such Reporting Person.

  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Item 6 is hereby amended and restated in its entirety to read as follows:

  On November 13, 1995, TPG and the Issuer entered into a Securities Purchase Agreement (as amended, the "Purchase Agreement") pursuant to which the Issuer agreed to issue to TPG 8,333,333 Common Shares, 1,500,000 shares of the Issuer's newly designated Convertible First Preferred Shares, Series A (the "Preferred Shares") and warrants (the "Warrants") to purchase 1,250,000 Common Shares. The Purchase Agreement provided that TPG could transfer its rights and obligations under the Purchase Agreement to an affiliate of TPG. On December 14, 1995, TPG transferred its rights to purchase 755,217 Common Shares, 367,443 Preferred Shares and Warrants to purchase 113,283 Common Shares to Parallel prior to the closing (the "Closing") under the Purchase Agreement. In connection with this transfer, TPG, Parallel and the Issuer entered into a First Amendment to Securities Purchase Agreement, dated December 21, 1995 (the "First Amendment").

  The description of the Purchase Agreement contained herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the original Purchase Agreement and the First Amendment, copies of which are attached hereto as Exhibits 10.1 and 10.2, respectively. The Purchase Agreement provides in pertinent part as follows:

  The Issuer issued to TPG and Parallel 8,333,333 Common Shares at
$2.925 per share, the Preferred Shares at $10.00 per share, and the Warrants at $0.50 per Warrant, for an aggregate purchase price of $40,000,000. The proceeds from the sale were contributed by the Issuer to its wholly-owned subsidiary, Denbury Management, Inc., which in turn was to use the proceeds for (i) repayment of bank debt, (ii) acquisitions and development of hydrocarbon properties and (iii) general corporate purposes. Effective as of the Closing, the Issuer amended its Bylaws to provide that the right to determine the number of directors is granted to its Board of Directors and it received the resignations of three of its then Board members. Immediately following the Closing, the Reporting Persons were entitled to, and did, designate three persons to serve on the Issuer's Board, one of whom was required to be, and was, Ronald Greene (who is serving as the Board's Chairman). The Purchase Agreement provided that the Issuer was to propose a slate of seven directors at the 1996 annual meeting of its shareholders and that thereafter, the Reporting Persons shall be entitled to designate three of such seven director nominees. The Purchase Agreement also states that the parties intend that Ronald Greene will also be nominated to serve as one of the seven directors and that he will continue as Chairman of the Board. The Purchase Agreement also provides that the Reporting Persons' designees and Ronald Greene will serve on committees of the Board commensurate with the number of Board seats held by them. The Issuer and the Reporting Persons agreed to use their best efforts to cause the Reporting Persons' representatives and the Issuer's nominees to be elected to the Board. The Reporting Persons also have the right to fill any vacancy occurring in the Board due to one of their designees ceasing to serve on the Board for whatever reason.

       The Reporting Persons forfeit their right to designate (i) one of the directors they would otherwise be entitled to designate if they (and their affiliates) own securities representing less than 30% of the Common Shares outstanding from time to time, calculated on a fully diluted basis; and (ii) all of the directors they would otherwise be entitled to designate if they (and their affiliates) own securities representing less than 20% of the Common Shares outstanding from time to time, calculated on a fully-diluted basis.

  Pursuant to the Purchase Agreement, under certain circumstances
(unless the Reporting Persons (and their affiliates) own securities representing less than 20% of the Common Shares outstanding from time to time, calculated on a fully-diluted basis), the Reporting Persons have the right to purchase or acquire equity securities of the Issuer as necessary to maintain their pro rata ownership in the Issuer's equity securities.

  Effective as of the Closing, the Issuer's Articles of Continuance were amended to change the name of the Issuer to Denbury Resources Inc. and to add a provision requiring the affirmative vote of greater than 66.66% of the entire Board of Directors for the approval of certain corporate actions, including, without limitation, (i) certain acquisitions or dispositions of assets; (ii) increases or decreases in the number of directors; (iii) any amendment to the articles or bylaws of the Issuer; (iv) certain issuances by the Issuer of equity securities or securities convertible into equity securities, (v) the creation of any new series of First or Second Preferred Shares and the provisions thereof; (vi) any change in the provisions attached to unissued shares of any series; (vii) the issuance of any debt securities in excess of 10% of the Issuer's assets; (viii) any borrowings by the Issuer, other than advances against existing credit lines, and any increase in existing credit lines, in each case, in excess of 10% of the Issuer's assets in respect of which the Issuer is required to grant security for the debt obligations or any borrowed money. The provisions attaching to the Preferred Shares are included in the Articles of Amendment to the Issuer's Articles of Continuance (the "Articles of Amendment"). The description of the Articles of Amendment contained herein (including the description below of the series provisions attaching to the Preferred Shares) is not, and does not purport to be, complete and is qualified in its entirety by reference to the Articles of Amendment, a copy of which is attached hereto as Exhibit 3(i).

  As noted above, pursuant to the Purchase Agreement, TPG and Parallel purchased from the Issuer 1,364,061 and 135,939 Preferred Shares, respectively. On November 30, 1996, the Issuer converted all of the Preferred Shares into Common Shares. The Preferred Shares had a liquidation premium and were convertible at any time at the option of the holder at an initial conversion price of U.S. $3.70, subject to adjustment in each calendar quarter commencing in 1996 of the conversion price then in effect by multiplying it by a factor of 0.975 until the fourth quarter of the year 2000. If at any time on and after January 1, 1999, the weighted average trading price of the Common Shares on the Toronto Stock Exchange, NASDAQ or such other exchange on which the Common Shares are listed and posted for trading is equal to or exceeds U.S. $5.00 (or the equivalent thereof) for any period of 40 consecutive trading days, the Issuer had the right to require the conversion of all but not less than all of the Preferred Shares at the applicable conversion price then in effect. Unless previously converted, the Preferred Shares were required to be retracted by the Issuer on December 31, 2000, for the aggregate retraction amount per share of U.S. $16.386, being comprised of the stated value per Preferred Share in the amount of U.S. $10.00 plus a retraction premium in the amount of U.S. $6.386 per share. Preferred Shares retracted are to be cancelled and not reissued. The Preferred Shares did not have any dividend requirements or voting rights (unless the Issuer fails to pay any retraction premium when due). The series provisions attaching to the Preferred Shares prohibited the Issuer from taking certain actions without the approval of the holders of the Preferred Shares, including, but not limited to, (i) the issuance of shares ranking prior to or on parity with the Preferred Shares as to distribution of assets in the event of the liquidation, dissolution or winding-up of the Issuer;
(ii) any repurchase, reduction or repayment of less than all of the outstanding Preferred Shares; and (iii) the declaration of any dividends on the Common Shares or on any other shares of the Issuer which by their terms rank junior to the Preferred Shares as to the payment of dividends.

  The description of the Warrants that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Warrants issued to TPG and to Parallel, copies of which are attached hereto as Exhibits 4.1 and 4.2, respectively. The Warrants originally entitled TPG and Parallel to purchase up to 1,136,717 and 113,283 Common Shares, respectively, for $3.70 (U.S. funds) per share, provided that if at any time after two years from the date of issuance of the Warrants the weighted average trading price of the Common Shares on The Toronto Stock Exchange, NASDAQ or such other exchange on which the Common Shares are listed and posted for trading is equal to or exceeds U.S. $5.00 (or the equivalent thereof) per share for any period of 40 consecutive trading days, the Warrants shall expire and be of no further force and effect 14 Business Days after the Issuer provides written notice to the holders of such event. The Warrants are exercisable at any time, in whole or in part, until December 21, 1999.

  At the Closing, TPG Parallel and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated December 21, 1995. The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4.3. The Registration Rights Agreement grants certain registration rights to the Reporting Persons with respect to the Common Shares issued to them at the Closing and the Common Shares issuable upon conversion of the Preferred Shares and exercise of the Warrants. Pursuant to the Registration Rights Agreement, the Reporting Persons have certain rights to "piggyback" on other registration statements relating to the Issuer's capital stock filed by the Issuer or another stockholder of the Issuer. In addition, the Reporting Persons have the right to cause the Issuer to effect one demand registration of such shares in the event they have not sold all of their Registrable Common Shares (as defined in the Registration Rights Agreement) prior to the second anniversary of the Closing. Such right is for a period commencing on the second anniversary of the Closing and ending on the fifth anniversary of the Closing. The Registration Rights Agreement provides that the Issuer may not take any action that results in any other person having registration rights with respect to securities of the Issuer or its affiliates that are more favorable than the registration rights of the Reporting Persons.

  On August 29, 1996, TPG, Parallel and the Issuer entered into an
Agreement in respect of the Preferred Shares and the Common Shares (the "Public Offering Agreement"). The description of the Public Offering Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Public Offering Agreement, a copy of which is attached hereto as Exhibit 10.4. Pursuant to the Public Offering Agreement, TPG and Parallel consented to an amendment to the terms of the Preferred Shares to permit the Issuer to require the holders of the Preferred Shares to exercise their conversion rights with respect to the Preferred Shares. TPG and Parallel agreed, in their capacities as holders of Preferred Shares, to execute a resolution in lieu of a special meeting approving this change to the terms of the Preferred Shares, and TPG and Parallel also agreed, in their capacities as holders of Common Shares, to vote the Common Shares owned by each in favor of the amendment to the terms of the Preferred Shares at a special meeting of shareholders.

  In addition, TPG and Parallel also agreed to waive its preemptive rights, granted pursuant to section 4.18(a) of the Purchase Agreement, with respect to Common Shares issued pursuant to (i) the Issuer's underwritten public offering of Common Shares in the United States (the "Public Offering"), which closed October 30, 1996 and (ii) Common Shares issued for the interest due on conversion of the Issuer's Cdn. $2,000,000 9 1/2% Convertible Debentures. In addition, TPG and Parallel waived their rights under the Registration Rights Agreement to have any Common Shares or Preferred Shares owned by either included in the Public Offering.

  On October 2, 1996, TPG and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which the Issuer agreed to issue to TPG 800,000 (post-split) Common Shares (the "TPG Offering"). The description of the Stock Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 10.3. The Stock Purchase Agreement provided that TPG could transfer its rights under the Stock Purchase Agreement to an affiliate of TPG. On October 25, 1995, TPG transferred its rights to purchase 72,501 (post-split) Common Shares to Parallel prior to the closing under the Stock Purchase Agreement. The Common Shares were to be purchased at a price per share of 93.5% of the price per share of the Common Shares offered in the Public Offering, subject to the approval of the Toronto Stock Exchange, which approval was obtained on October 16, 1996. The Common Shares were purchased at a price per share of $12.035.

  On October 22, 1996, the Issuer, TPG and Parallel entered into an amendment to the Registration Rights Agreement (the "Registration Rights Agreement Amendment"), whereby the Common Shares purchased by TPG and Parallel pursuant to the Stock Purchase Agreement became registrable under the Registration Rights Agreement. This description of the Registration Rights Agreement Amendment is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement Amendment, a copy of which is attached hereto as Exhibit 4.4.

  Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the capital stock of the Issuer owned by the Reporting Persons.

Item 7.     Material to be Filed as Exhibits.

  Item 7 is hereby amended and restated in its entirety to read as follows:

  Exhibit 3(i) -- Articles of Amendment to Articles of Continuance of Newscope Resources Ltd., dated December 21, 1995, (containing the Series Provisions attaching to the Convertible First Preferred Shares, Series A).

  Exhibit 4.1 -- Warrant Issued to TPG Partners, L.P. (previously filed)

  Exhibit 4.2 -- Warrant Issued to TPG Parallel I, L.P. (previously filed)

  Exhibit 4.3 -- Registration Rights Agreement by and among TPG
Partners, L.P., TPG Parallel I, L.P. and Newscope Resources Ltd. (previously filed)

  Exhibit 4.4 -- Amendment to Registration Rights Agreement by and among Denbury Resources, Inc., TPG Partners, L.P. and TPG Parallel I, L.P. dated October 22, 1996.

  Exhibit 10.1 -- Securities Purchase Agreement by and between TPG
Partners, L.P. and Newscope Resources Ltd., dated November 13, 1995 (Exhibits and Appendices intentionally omitted). (previously filed)

  Exhibit 10.2 -- First Amendment to Securities Purchase Agreement by and among TPG Partners, L.P., TPG Parallel I, L.P. and Newscope Resources Ltd., dated December 21, 1995 (Appendix intentionally omitted). (previously filed)

  Exhibit 10.3 -- Stock Purchase Agreement by and among TPG Partners, L.P. and Denbury Resources, Inc., dated October 2, 1996.

  Exhibit 10.4 -- Agreement in respect of the Convertible First
Preferred Shares, Series A and the Common Shares, no par value of Denbury Resources Inc. by and among TPG Partners, L.P., TPG Parallel I, L.P. and Denbury Resources Inc. dated August 29, 1996.

  Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:  November 1, 1996



                           TPG PARTNERS, L.P.,
                           a Delaware limited partnership

                             By:  TPG GenPar, L.P.,
                                  a Delaware limited partnership,
                                  General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                        General Partner


                                        By: /s/ James J. O'Brien
                                            James J. O'Brien,
                                            Vice President



                           TPG PARALLEL I, L.P.,
                           a Delaware limited partnership

                             By:  TPG GenPar, L.P.,
                                  a Delaware limited partnership,
                                  General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                        General Partner


                                       By:  /s/ James J. O'Brien
                                            James J. O'Brien,
                                            Vice President